SO 3-22-04

VF 3-12-04

[redacted]

SECURITIES AND EXCHANGE COMMISSION 04003740

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31114

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TCW Brokerage Services

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

865 S. Figueroa Street, Suite 1800
(No. and Street)

Los Angeles	California	90017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David S. DeVito (213) 244-0585
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

350 S. Grand Avenue	Los Angeles	California	90071-3462
(Address)	(City)	(State)	(Zip Code)

RECD S.E.C. MAR 1 - 2004

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

PROCESSED MAR 24 2004 THOMSON FINANCIAL

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Philip K. Holl, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TCW Brokerage Services, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

RACHEAL PERRY
Commission # 1273618
Notary Public - California
Los Angeles County
My Comm. Expires Aug 12, 2004

Signature

Senior Vice President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TCW BROKERAGE SERVICES
(SEC. I.D. No. 8-31114)

**FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE
FOR THE YEAR ENDED DECEMBER 31, 2003
AND INDEPENDENT AUDITORS' REPORT
AND SUPPLEMENTAL REPORT
ON INTERNAL CONTROL**

****

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT.

OATH OR AFFIRMATION

I, Philip K. Holl, swear that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to TCW Brokerage Services (the "Company") for the year ended December 31, 2003, are true and correct. I further swear that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

RACHEAL PERRY
Commission # 1273618
Notary Public - California
Los Angeles County
My Comm. Expires Aug 12, 2004

Signature

Senior Vice President
Title

Subscribed and sworn to before me this 25th day of February, 2004.

Notary Public

This report contains (check all applicable boxes):

(x) Independent Auditors' Report.
(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholder's Equity.
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable)
(x) Notes to Financial Statements.
(x) (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
( ) (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
( ) (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
( ) (j) A Reconciliation, including appropriate explanations, of the Computation of Net Capital under Rule 15c3-1 (included in item (g)) and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3 (not required).
( ) (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation (not applicable).
(x) (1) An Oath or Affirmation.
( ) (m) Copy of the SIPC Supplemental Report (not required).
(x) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. Supplemental Report on Internal Control (filed concurrently and included in the Public Report as a separate document).

Deloitte.

Deloitte & Touche LLP
350 South Grand Avenue
Suite 200
Los Angeles, CA 90071-3462
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Board of Directors and Shareholder
TCW Brokerage Services:

We have audited the following financial statements of TCW Brokerage Services (the "Company") as of and for the year ended December 31, 2003 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of TCW Brokerage Services at December 31, 2003 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934, of TCW Brokerage Services as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 25, 2004

TCW BROKERAGE SERVICES

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

ASSETS

Cash and cash equivalents (Note 2)	$ 2,776,600
Prepaid expense	41,253
Due from Parent (Note 4)	39,599
Investments, at fair value (Note 2)	52,440
TOTAL ASSETS	$ 2,909,892

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:	
Other Liabilities	$ 80,000
Total Liabilities	80,000
Commitments and Contingencies (Note 2)	
Shareholder's equity:	
Common stock, no par value; 1,000,000 shares authorized; 10,000 shares issued and outstanding	10,000
Additional paid-in capital	64,000
Retained earnings	2,755,892
Total Shareholder's Equity	2,829,892
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 2,909,892

See accompanying notes to financial statements.

TCW BROKERAGE SERVICES

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2003

REVENUES	
Fee income (Note 2)	$ 1,600,000
Investment income	22,401
Total Revenues	1,622,401
EXPENSES	
Personnel (Note 4)	800,000
Regulatory expense	52,073
Professional fees and other expenses	67,920
Total Expenses	919,993
Income before Income Taxes	702,408
Provision for Income Taxes (Note 2)	(288,128)
Net Income	$ 414,280

See accompanying notes to financial statements.

TCW BROKERAGE SERVICES

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2003

	Common Stock		Additional		
	No. of Shares	Amount	Paid-In Capital	Retained Earnings	Total
Balances at January 1, 2003	10,000	$10,000	$64,000	$2,341,612	$2,415,612
Net income				414,280	414,280
Balances at December 31, 2003	10,000	$10,000	$64,000	$2,755,892	$2,829,892

See accompanying notes to financial statements.

TCW BROKERAGE SERVICES

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income		$ 414,280
Adjustments to reconcile net income to net cash used in operating activities:		
Net unrealized loss on investments	$ 2,860	
Changes in assets and liabilities:		
Prepaid expenses	401	
Due to/from parent	(614,259)	
Other accrued expenses	76,000	
Total adjustments		(534,998)
Net Cash Used In Operating Activities		(120,718)
NET DECREASE IN CASH		(120,718)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		2,897,318
CASH AND CASH EQUIVALENTS AT END OF YEAR		$2,776,600

See accompanying notes to financial statements.

TCW BROKERAGE SERVICES

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2003

NOTE 1 - ORGANIZATION

Organization - TCW Brokerage Services (the "Company") is a wholly owned subsidiary of The TCW Group, Inc. (the "Parent"), and is a registered broker/dealer and a member of the National Association of Securities Dealers, Inc. Effective July 6, 2001, the Parent became an indirect subsidiary of Sociéte Génerale, S.A. upon the sale of 51% of its stock to Sociéte Génerale Asset Management, S.A. The Company serves as national distributor of capital shares of a family of funds for which an affiliate serves as the investment advisor. In addition, the Company acts as a placement agent for private placement limited partnerships that are managed by an affiliate of the Company.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

Cash and Cash Equivalents - The Company considers all investments that have original maturities of three months or less to be cash equivalents. At December 31, 2003, cash and cash equivalents consist of investments in demand deposits with a bank and a money market mutual fund for which the investment adviser of the fund is an affiliate of the Company.

Securities Transactions - Securities transactions are recorded on a trade-date basis.

Investments - Investments are recorded at estimated fair value, with unrealized gains and losses recognized in the statement of operations.

Fee Income - The Company receives revenues primarily from investment entities, which are managed by affiliated investment advisors, in which it acts as a structuring agent.

Income Taxes - The Company files a consolidated federal income tax return and a combined state income tax return with the Parent. The Parent's policy is to allocate income tax expense to each subsidiary based upon the subsidiary's pre-tax income included in the computation of the Parent's consolidated income tax provision. The detail of deferred tax expenses or benefits are recognized in the financial statements of the Parent and are allocated to the subsidiary that recorded the revenue or expense that resulted in the deferred item.

Commitments and Contingencies - In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities and financial instrument transactions. These activities may expose the Company to off-balance-sheet credit risk in the event the customer is unable to fulfill its contracted obligations.

Estimated Fair Value of Financial Instruments - Cash and cash equivalents and liabilities are carried at values that approximate fair value at December 31, 2003.

Use of Estimates - The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain minimum net capital, as defined, and may not permit its aggregate indebtedness, as defined, to exceed 15 times its net capital (and the rules of various regulatory agencies also provide that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2003, the Company had net capital of $2,679,620, which was $2,629,620 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 0.03 to 1.

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph k(2)(ii) of such Rule) under the Securities Exchange Act of 1934 because it carries no customer accounts, promptly transmits any customer funds and customer securities to the clearing broker or dealer and does not otherwise hold funds or securities of customers. Because of such exemption, the Company is not required to prepare the Computation of Reserve Requirements for Brokers or Dealers under Rule 15c3-3

NOTE 4 – RELATED PARTIES

The Company has incurred certain expenses on behalf of the Parent and such expenses are included in the Due from Parent balance. The Due from Parent is non-interest bearing and is expected to be paid within the next twelve months. Of the $39,599 due from Parent balance at December 31, 2003, $1,764 relates to the allocation of tax liabilities from the Parent.

SUPPLEMENTAL SCHEDULE

TCW BROKERAGE SERVICES

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 DECEMBER 31, 2003

NET CAPITAL -		
Total Stockholder's Equity From Statement of Financial Condition		$2,829,892
DEDUCTIONS AND/OR CHARGES:		
Nonallowable assets:		
Prepaid expense	$ 41,253	
Due from Parent	39,599	
Excess deductible provision on fidelity bond over maximum permissible amount	5,000	
Total deductions and/or charges		85,852
Net Capital before haircuts on securities positions		2,744,040
Haircuts on securities:		
Investments, marketable	7,371	
Investments, non-marketable	3,300	
Money Market Fund	53,749	
Total haircuts		64,420
NET CAPITAL		$2,679,620
TOTAL AGGREGATE INDEBTEDNESS		$ 80,000
MINIMUM NET CAPITAL REQUIRED (Greater of 6-2/3% of aggregate indebtedness or $50,000)		$ 50,000
EXCESS NET CAPITAL		$2,629,620
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.03 to 1

Note: No significant differences were noted between the above computation of net capital and the Company's corresponding Form X-17A-5, Part IIA as of December 31, 2003.

Deloitte.

Deloitte & Touche LLP
350 South Grand Avenue
Suite 200
Los Angeles, CA 90071-3462
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

February 25, 2004

Board of Directors and Shareholders
TCW Brokerage Services

In planning and performing our audit of the financial statements of TCW Brokerage Services (the "Company") for the year ended December 31, 2003 (on which we issued our report dated February 25, 2004), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities and Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices and procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP